

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 28, 2010

Ms. Dunia A. Shive
Chief Executive Officer
Belo Corp.
P.O. Box 655237
Dallas, Texas 75265-5237

      **RE:    Belo Corp.
             Form 10-K for the year ended December 31, 2009
             Filed March 12, 2010**

Dear Ms. Shive:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director